CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

October 1, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ChinaCast Education Corporation ("the Company") Form 10-K for Fiscal Year Ended December 31, 2008 Filed on March 16, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 File No. 1-33771

Dear Mr. Spirgel,

This letter sets forth the Company's response to the comment contained in the letter dated September 18, 2009 from the Staff of the Securities Exchange Commission (the "Staff") regarding to the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K for 2008") and Form 10-Q for its fiscal quarter ended June 30, 2009. The comment is repeated below, followed by the response thereto. Unless otherwise stated, capitalized items used herein shall have the same meaning as those defined in the financial statements included in Form 10-K for 2008.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 18. Warrants and Unit Purchase Options, page F-39

1.
We note your response to prior comment 7. Based on the trading price of your common stock on the transaction dates, it appears that the value of the restricted common shares issued in the transaction would exceed $43,264.  In this regard, please describe for us in more detail how you determined the incremental fair value received by warrant holders. In addition, tell us why you believe that any incremental fair value would have been recorded as a deemed dividend and not as a financing transaction through the statement of operations.

In accounting for this transaction, we began by considering the substance of this transaction. At the time of the transaction, the warrants, which upon issuance had been accounted for as permanent equity pursuant to EITF 00-19, were currently exercisable but were "out of the money" because the exercise price exceeded the fair value of the underlying common stock. The Company therefore modified the terms of the warrants to lower the exercise price, and to provide additional unregistered shares to induce the exercise of warrants  (The additional shares were common shares with the same rights as other common shares and were described as "restricted" in our Form 10-K as that was the term used in the agreement).

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

We therefore initially considered the applicability of the guidance in FAS 84 Induced Conversions of Convertible Debt: an amendment of APB Opinion No. 26, which requires the debtor enterprise to recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, extended the notion of induced conversion of convertible debt in FAS 84 to preferred stock. However, the scope of FAS 84 and EITF D-42 appears to be restricted to debt and preferred stock.

In our case, as noted above, the warrants had been classified within permanent equity and the modification of their terms did not appear to be literally within the scope of FAS 84.

While the warrants had not been issued in exchange for employee services, we believed that it was reasonable, absent other specific guidance, to analogize to the modification guidance applicable to stock-based compensation provided to employees.

Paragraph 51 of FAS 123R states, in part, the following:

A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award.  In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a.           Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Statement over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date…[footnote reference omitted].

The agreements with Fir Tree and Sherleigh whereby we agreed to reduce the exercise price of the warrants from $5 per share to $4.25 per share was entered on June 27, 2008, and Fir Tree and Sherleigh exercised the warrants on June 30, 2008, as stated in our 8-K filed on July 3, 2008.  The agreement with Capela with the same terms was entered on July 16, 2008 and Capela exercised the warrants on July 22, 2008, as stated in our 8-K filed on July 22, 2008.

Accordingly, we determined the difference between the fair value of the warrants immediately before the modification and the fair value of the warrants after the modification as follows:

2

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

For the June 27, 2008 transaction:
Value given up by the warrant holders – Fir Tree and Sherleigh[1]	$2,256,594 ($0.66[2] x (3,007,200 + 411,882) )
Value received by the warrant holders - Fir Tree and Sherleigh[3]	$2,380,086 ($4.29[4] x (3,007,200 + 411,882) + $4.29[5] x (459,925 + 62,994) - $4.25 x (3,007,200 + 411,882))
Net value received by the warrant holders – Fir Tree and Sherleigh	$123,492

For the July 16, 2008 transaction:
Value given up by the warrant holder - Capela[6]	$37,647 ($0.40[7] x 94,117)
Value received by the warrant holder - Capela[8]	$55,749 (($4.20[9] x 94,117) + ($4.20[10] x 14,394) - ($4.25 x 94,117 ))
Net value received by the warrant holder – Capela	$18,102
Net value received by warrant holders - Fir Tree, Sherleigh and Capela	$141,594

1 This is calculated as close price of the warrants on June 27, 2008 x the total number of warrants exercised.

2 This is the close price of Chinacast's warrant on June 27, 2008 quoted from www.NASDAQ.com.

3 This is calculated as (close price per share on June 27, 2008 x number of shares received upon exercise of warrant) + (close price per share on June 27, 2008 x number of unregistered shares received) – (exercise price x number of shares).

4 This is the close price of Chinacast's common stock on June 27, 2008 quoted from www.NASDAQ.com.

5 The close price of Chinacast's common stock on June 27, 2008 quoted from www.NASDAQ.com is used for the fair value of the unregistered shares reflecting no discount for the unregistered common shares.

6 This is calculated as close price of the warrants on July 16, 2008 x the total number of warrants exercised.

7 This is the close price of Chinacast's warrant on July 16, 2008 quoted from www.NASDAQ.com.

8 This is calculated as (close price per share on July 16, 2008 x number of shares received upon exercise of warrant) + (close price per share on July 16, 2008 x number of unregistered shares received) – (exercise price x number of shares).

9 This is the close price of Chinacast's common stock on July 16, 2008 quoted from www.NASDAQ.com.

10 The close price of Chinacast's common stock on July 16, 2008 quoted from www.NASDAQ.com is used for the fair value of the unregistered shares reflecting no discount for the unregistered common shares.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

(In our letter dated August 31, 2009 we erroneously referred to the difference in fair value before and after the modification as $43,264; that was the difference between the fair value given up by the warrant holders and the fair value received by the warrant holders using the close price of our common stock and warrants on the warrant exercise dates, June 30, 2008 and July 22, 2008, respectively rather than the dates of the relevant agreements.)

We then considered whether the difference between the fair value of the warrants immediately before the modification and the fair value of the warrants after the modification should impact on net income for the period. However, we note that before the modification the warrants were recognized in permanent equity and that following the modification and subsequent exercise the additional shares held by the previous warrant holders were also classified in permanent equity. We therefore believed this was an equity transaction that should not impact net income.

We further considered the impact on Earnings per Share. We noted that in paragraph 19 of EITF D-98, the SEC Staff states in part:

Similarly, regardless of the accounting method selected, the resulting increases or decreases in the carrying amount of redeemable common stock shall be treated in the same manner as dividends on nonredeemable stock and shall be affected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.  However, increases or decreases in the carrying amount of a redeemable common stock should not affect income applicable to common shareholders.  Rather, the SEC staff believes that to the extent that a common shareholder has a contractual right to receive at share redemption (other than upon ordinary liquidation events) an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a preferential distribution.  Under FASB Statement No. 128, Earnings per Share, paragraph 60(b), entities with capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, should apply the two-class method of calculating earnings per share.  Therefore, when a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable security should be reflected in earnings per share using a method akin to the two-class method.  For common stock redeemable at fair value, the SEC staff would not expect the use of a method akin to the two-class method, as a redemption at fair value does not amount to a preferential distribution [footnote references omitted].

While the guidance in EITF D-98 is directed towards redeemable securities as opposed to a form of permanent equity that is then changed into another form of permanent equity, because the change in fair value was given to a sub-set of the holders of permanent equity, we believed that the incremental fair value transferred to the warrant holders in the modification should in principle be subtracted from the income available to common stock holders in computing Earnings per Share, However the impact was not material.

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact me by telephone at (+86-10) 6566-7788, by fax at (+86-10) 8528-8366 or by email at tony.sena@chinacast.com.cn.

Sincerely,
/s/Antonio Sena
Antonio Sena
Chief Financial Officer and Secretary